Exhibit A-1

Aggregate Amount of ScottishPower/PacifiCorp Securities Issued since January 1, 2005 and Outstanding As of the End of the Reporting Period

Type of Security	GBP	USD
Ordinary Shares, including options and warrants
Preferred stock
Bank debt
Commercial paper		$470,000,000
Bond issues - straight		-0-
Bond issues - convertible
Guarantees
Total		$470,000,000